

16005052

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2015

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ___________ to ___________

Commission File Number 001-10691

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DIAGEO PLC
Lakeside Drive
Park Royal
London NW10 7HQ
England

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Table of Contents

Other schedules required by Section 103(c)(5) of the Employee Retirement Income Security Act of 1974, as amended (ERISA) have not been included as the information is not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of
Diageo North America, Inc. Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Diageo North America, Inc. Savings Plan (the "Plan") at December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The supplemental Schedule of Assets (held at year end) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental Schedule of Assets (held at year end) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Stamford, CT
June 28, 2016



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Diageo North America, Inc. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Diageo North America, Inc. Savings Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
June 26, 2015

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:		
Plan interest in the Diageo North America, Inc. Master Trust, at fair value	$ 251,134,487	$ 261,163,037
Notes receivable from participants	2,639,238	2,677,961
Contributions receivable from participants	43,474	38,631
Total assets	253,817,199	263,879,629
Liabilities:		
Accrued expenses	-	126,362
Net assets available for benefits	$ 253,817,199	$ 263,753,267

See accompanying notes to financial statements.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions to net assets attributed to:		
Plan interest in the Diageo North America, Inc. Master Trust investment income	$	1,218,069
Interest on notes receivable from participants		91,170
Participants contributions		13,277,590
Rollovers contributions		2,118,674
Total additions		16,705,503
Deductions from net assets attributed to:		
Benefits paid to participants		26,429,761
Administrative fees		211,810
Total deductions		26,641,571
Net decrease		(9,936,068)
Net assets available for benefits:		
Beginning of year		263,753,267
End of year	$	253,817,199

See accompanying notes to financial statements.

(1) Plan Description

The following description of the Diageo North America, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Diageo North America, Inc. (the "Company", "Diageo" or "Plan Sponsor"). It is intended that the Plan and its Trust be qualified and exempt under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986 (the "Code"), as amended from time to time, and meet the requirements of Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

(b) Eligibility

Employees of the Company, as defined in the Plan document, are immediately eligible to participate as soon as they have attained the age of 21.

(c) Contributions

Participants may contribute annually from 1% up to 50% of their salary either pre-tax, after-tax, or both, as defined in the Plan document. Participants direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers 15 mutual funds, 11 commingled trusts, one money market fund and a company stock fund invested in American Depository Receipt ("ADR") shares of Diageo plc as investment options for participants. The Plan provides for automatic deferrals of 3% for newly eligible employees unless they affirmatively elect not to participate.

All employees who are eligible to contribute under the Plan and who have attained age 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with Code Section 414(v). Participants may also contribute amounts representing distributions from other qualified retirement plans.

Effective January 1, 2003, the Plan terminated Company contributions. Nonvested Company contributions are used to pay Plan expenses.

(d) Participant Accounts

Each participant's account is credited with the participant's contributions, an allocation of the Plan's investment earnings or losses, and charged with administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan document. The participant is entitled to their vested account balance upon termination, death, retirement, or disability under the Company's Long-Term Disability Plan.

(Continued)

(e) ***Vesting***

Participants are immediately vested in their contributions plus actual earnings or losses thereon.

(f) ***Notes Receivable from Participants***

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 less the highest outstanding loan balance in the last 12 months or 50% of their account balance, whichever is less. Participants may only have one loan outstanding at any time. The loans are secured by the balance in the participant's account and bear interest at rates equal to the Prime Rate published in the Wall Street Journal. Principal and interest are paid ratably through payroll deductions. The loans are payable over a period not to exceed 5 years, or 20 years for loans taken for a primary residence.

(g) ***Payment of Benefits***

Distributions from the Plan are eligible to be paid upon retirement, attainment of age 59½, hardship, termination of employment, death, or disability under the Company's Long-Term Disability Plan.

If a participant's account balance is greater than $5,000 and the participant is eligible for retirement or "early retirement" (i.e., age 50 or older with five or more years of service), the participant may leave the account in the Plan until age 70 ½ and may elect to receive a lump sum distribution, a rollover to another qualified plan (or Individual Retirement Account), or quarterly or annual installments over a period elected by the participant not to exceed the participant's life expectancy (or the life expectancy of a designated beneficiary).

If a participant's account balance is greater than $5,000 and the participant is not eligible for retirement, the participant may leave the account in the Plan until the later of age 65, the 10th anniversary of Plan participation, or the date they are terminated. Distributions for participants who are not eligible for retirement are paid in a lump sum.

If a terminated participant's account balance is greater than $1,000 but not more than $5,000, the amount will be distributed to the participant as soon as practicable. If the participant does not elect to receive the distribution as a lump sum or a direct rollover to an eligible retirement plan or individual retirement account ("IRA") chosen by the participant, the Plan Sponsor will pay the distribution as a direct rollover to an IRA designated by the Plan Sponsor.

If the participant's account balance is $1,000 or less, the distribution is made from the Plan in a lump sum cash distribution.

Upon the death of a participant, the designated beneficiary, or the participant's estate if no beneficiary is designated, is entitled to 100% of the participant's account.

(h) Forfeited Accounts

Forfeitures of nonvested Company contributions for participants may be used to pay Plan expenses. Unallocated forfeitures as of December 31, 2015 and 2014, amounted to $2,468 and $684,000, respectively. During 2015 forfeitures of approximately $302,000 were used to pay administrative expenses and approximately $386,000 were reallocated to participants.

During 2012, the Plan Sponsor identified an operational error affecting the Plan related to use of an improper forfeiture suspense account that amounted to $788,983. The Plan Sponsor elected to correct the operational error using a Voluntary Correction Program submission (under the IRS Employee Plans Compliance Resolution System) in conjunction with the advice of tax counsel. The IRS approved the plan for the Plan Sponsor to use the remaining forfeiture balance by December 31, 2015. If there is a remaining balance at that time, the Plan Sponsor must allocate the remaining amount to the then current participants. The Plan Sponsor will bear any costs related to this error correction and does not believe this error will impact the Plan's tax status.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared in compliance with the Department of Labor's ("DOL") Rules and Regulations for Reporting and Disclosure under ERISA and under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as benefits paid based upon the terms of the Plan document.

(d) Administrative Expenses

Expenses reasonably incurred in the administration of the Plan are paid by the Plan. Certain costs of establishing and administering the Plan have been paid by the Plan Sponsor and, accordingly, are not included as administrative expenses of the Plan.

(e) Benefit Payments

Benefits are recorded when paid.

(f) ***Recent Accounting Standards***

In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2015-12, *Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefits Plans (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient – Consensuses of the Emerging Issues Task Force.* This ASU is effective for all plans with fiscal years beginning after December 15, 2015. Early adoption is permitted and the Plan has elected to adopt Part II of the ASU on a retrospective basis as of December 31, 2015. The amendments in Part II of the ASU remove the requirement to disclose investments that represent 5% or more of total net assets, eliminate certain fair value related disclosures, and remove the requirement to disclose the net appreciation or depreciation in the investments of the Plan by the type of investment. Accordingly, information reported as of December 31, 2014 has been modified to reflect these changes. Part I and Part III are not applicable to the Plan.

Accounting Standards Update ("ASU") No. 2015-7 – Fair Value Measurement (Topic 820) - Disclosures for Investments in Certain Entitles that Calculate Net Asset Value per Share (or its Equivalent). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. For the Plan, the amendments in this update are effective for fiscal years beginning after December 15, 2015. A reporting entity should apply the amendments retrospectively to all periods presented. Upon adoption, the amendments in this update are not expected to have a material impact on the Plan's financial statements, however, changes in presentation and disclosure may be required.

(g) ***Reclassification***

In connection with the issuance of ASU 2015-12, additional clarification was provided related to the treatment of indirectly held investment contracts. Prior to this clarification, there was diversity in practice as to the presentation of stable value funds and common/collective trust funds that held fully benefit responsive investment contracts. The new guidance clarifies that these funds should be presented at net asset value. Accordingly, the 2014 financial information has been adjusted to reflect this change in presentation and to eliminate the fair value to contract value adjustment. This reclassification had no effect on net assets available for benefits.

(3) Investment in Master Trust

The Plan's investments are held in the Diageo North America, Inc. Master Trust ("Master Trust"), which was established for the Plan and another Company sponsored defined contribution plan. Each defined contribution plan has a divided interest in the Master Trust. The assets of the Master Trust are held by Fidelity Management Trust Company, the trustee. Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual defined contribution plans based upon balances invested by each plan.

(Continued)

(4) Master Trust Financial Information

The Plan's specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Net appreciation (depreciation) on investments, income from investments and expenses are allocated to the Plan based on the Plan's specific interest in the net assets of the Master Trust. At December 31, 2015 and 2014, the Plan's interest in the net assets of the Master Trust was approximately 96%.

The following table presents the fair values of investments held by the Master Trust as of December 31, 2015 and 2014 and the net investment activity for the Master Trust for the years then ended:

	2015	2014
Investments at fair value:		
Mutual funds	$ 126,980,263	$ 130,910,825
Commingled trusts	112,027,263	116,392,957
Diageo common stock fund	13,533,498	15,594,658
Money market fund	7,922,545	9,112,882
	$ 260,463,569	$ 272,011,322

Investment income of the Master Trust for the year ended December 31, is as follows:

	2015
Investment income:	
Net depreciation in fair value of investments	$ (4,026,937)
Interest and dividends	5,172,946
	$ 1,146,009

(5) Master Trust Investment Valuation and Income Recognition

Investments in the Master Trust are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Master Trust follows the fair value measurement guidance presented by GAAP for financial and nonfinancial assets and liabilities. This guidance defines fair value and provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

(Continued)

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Commingled trusts: Valued at fair value as reported by Fidelity Management Trust Company (the Trustee) based on the NAV of the fund.

Money market: Valued at the NAV of shares held by the Master Trust at year end.

Diageo common stock fund: Represents a unitized employer stock fund and it is comprised of the Company's ADRs and a short term cash component valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2015 and 2014:

	Master Trust assets at fair value as of December 31, 2015		
	Level 1	Level 2	Total
Mutual funds	$ 126,980,263	$	$ 126,980,263
Commingled trusts	-	112,027,263	112,027,263
Money market	7,922,545	-	7,922,545
Diageo common stock fund	13,533,498	-	13,533,498
	$ 148,436,306	$ 112,027,263	$ 260,463,569

	Master Trust assets at fair value as of December 31, 2014		
	Level 1	Level 2	Total
Mutual funds	$ 130,910,825	$ -	$ 130,910,825
Commingled trusts	-	116,392,957	116,392,957
Money market	9,112,882	-	9,112,882
Diageo common stock fund	15,594,658	-	15,594,658
	$ 155,618,365	$ 116,392,957	$ 272,011,322

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation (depreciation) in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The Plan evaluated the significance of transfers between levels based on the nature of the financial instruments and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1, 2 or 3.

(6) Risks and Uncertainties

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these securities, it is at least reasonably possible that changes in their values will occur in the near term and that such changes could materially affect participants' accounts balances and the amounts reported in the statement of net assets available for benefits.

(7) Related-Party Transactions

Certain Plan investments that include mutual funds, a money market account, and commingled trusts are managed by Fidelity Management & Research through the Master Trust. Fidelity Management & Research is related to the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred from related parties by the Plan amounted to $211,810 for the year ended December 31, 2015.

The Plan's investments include ADR shares of Diageo plc through the Master Trust. Diageo plc is the parent company of the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. During 2015, these investments earned dividend of approximately $412,000, realized gains of $878,000 and unrealized loss of $1,382,000. During 2015, purchases of the ADR shares of Diageo plc were approximately $2,981,000 and sales of $4,951,000.

Notes receivable from participants also qualify as party-in-interest transactions.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

(9) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 14, 2014 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(Continued)

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of and for the years ended December 31:

		2015		2014
Net assets available for benefits per the financial statements	$	253,817,199	$	263,753,267
Contract value to fair value adjustment reflected on Form 5500		124,183		258,896
Net assets available for benefits per the Form 5500	$	253,941,382	$	264,012,163
Net decrease in net assets available for benefits per the financial statements	$	(9,936,068)		
Contract value to fair value adjustment reflected on prior year Form 5500		(134,713)		
Net loss per Form 5500	$	(10,070,781)		

(11) Subsequent Event

Effective January 1, 2016, the Company sold the Diageo Chateau & Estate Division. The affective participants will be allowed to rollover their Plan assets or maintain them within the Plan.

DIAGEO NORTH AMERICA, INC. SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2015

Identity of issue	Description of investment including maturity date and rate of interest	Cost	Current value
* Participant Loans	Loans to participants with interest rates ranging from 3.25% to 9.50% and maturity dates ranging from 2016 to 2034	$ -	$ 2,639,238

* Represents a party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee of Diageo North America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Diageo North America, Inc. Savings Plan

Date: 6/28/2016

By: /s/ Melissa James
Name: Melissa James
Title: VP NA Total Rewards & Talent

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Independent Registered Public Accounting Firm

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement (No. 333-172413) on Form S-8 of Diageo plc of our report dated June 28, 2016 relating to the financial statements and supplemental schedule of Diageo North America, Inc. Savings Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Stamford, CT
June 28, 2016

Consent of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Diageo North America, Inc. Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-172413) on Form S-8 of Diageo plc of our report dated June 26, 2015, with respect to the statement of net assets available for benefits of the Diageo North America, Inc. Savings Plan as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2015 annual report on Form 11-K of the Diageo North America, Inc. Savings Plan.

KPMG LLP

New York, New York
June 28, 2016